Exhibit 99.1

SSLJ.com Limited Announces First Closing of its Initial Public Offering

Company to Trade on NASDAQ Capital Market Under Ticker Symbol “SSLJ”

WUHAN, China, January 31, 2018/PRNewswire/ -- SSLJ.com Limited (the "Company"), a vertically integrated O2O home decoration service and product provider in China, today announced thefirst closing of its initial public offering (“IPO”), selling 3,819,892 Class A ordinary shares at a price to the public of $5.00 per share for a total of $19,099,460 in gross proceeds before expenses and underwriting commissions. The Company’s Class A ordinary shares are expected to begin trading on or about Monday, February 5, 2018 on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “SSLJ.”

The registration statement relating to the securities being sold in the IPO was declared effective by the Securities and Exchange Commission (“SEC”) on January 3, 2018. The offer and sale of the IPO securities are made only by means of a prospectus. A copy of the final prospectus may be obtained by contacting the IPO’s sole underwriter, Boustead Securities, LLC, Attention: Equity Capital Markets, 6 Venture, Suite 325, Irvine, CA 92618 USA, offerings@boustead1828.com , or by telephone at +1 949 502 4409. Ellenoff Grossman & Schole LLP acted as counsel to the Company. Boustead Securities, LLC was represented by Ortoli Rosenstadt LLP.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides customers with a convenient, full-service, one-stop solution for their homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit http://www.sslj.com/.

About Boustead Securities, LLC

Boustead Securities, LLC ("Boustead") is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead's core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the listing of the Company’s Class A ordinary shares on NASDAQ. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the the Company’s Class A ordinary shares will be approved for listing on NASDAQ. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited Contact:

Ms. Wing Chuen Rhoda Lau, CFO
Phone: +8627-8366-8638

Email: ir@sslj.com

Investor Contact:

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

Boustead Securities, LLC Contact:
Dan McClory, Managing Director, Head of China, and Head of Equity Capital Markets
Phone: +1 (949) 502-4408
Email: dan@boustead1828.com